Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
SEC Registration Statement No.: 333-172012
This filing, which includes i) an update from Bill Downe on BMO’s United States businesses, ii) a message from Gilles Ouellette regarding Private Client Group’s United States businesses, iii) a Q&A concerning the United States naming and leadership decisions and iv) a message concerning additional leadership appointments from Ellen Costello, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2010 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the

Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Update from Bill Downe on BMO’s U.S. Businesses
At our annual meeting of shareholders we took the time to speak about our commitment to customers in everything we do.
We recognize that banks have a unique institutional role to play in society. They provide the means by which economic growth can occur and help ensure the stability to sustain it. It’s a role we at BMO don’t take lightly. For our company, the most fundamental expression of responsibility is the simple idea at the heart of our vision: our responsibility to help people succeed. It’s a natural extension of our customer promise — Making money make sense.
The tremendous opportunities offered by the combination of Marshall & Ilsley and Harris will only be realized if they are grounded in values shared by the customers, employees and shareholders of the bank. And this begins with transparency.
On that note, there are important updates I would like to provide today.
We’re still a couple of months away from receiving all the necessary approvals to close the transaction, but we’re well into transition planning to more fully integrate our North American operations. The objective of this note is to give you an early look at the proposed organizational changes that we expect to take effect in our U.S. businesses post-closing.*
BMO Harris Bank N.A.
Mark F. Furlong, currently Chairman, President and CEO of Marshall & Ilsley Corporation, will become President and CEO of BMO Harris Bank N.A., the operating bank that will represent the combination of Harris and M&I. Mark will be the head of Personal and Commercial Banking in the U.S., reporting to me. Mark is an experienced and respected leader and he will move us forward with a focus on pursuing market share growth — in other words, winning more customers.
Since becoming CEO of M&I in 2007, Mark has led the bank through three recessionary years with a singular focus on performance. In addition, his commitment to customers and the community parallels that of BMO and Harris. Active in the community, Mark is a member of the Board of Directors of the United Way of Greater Milwaukee, United Performing Arts Fund, Froedtert Health, Junior Achievement Wisconsin and other civic organizations.
BMO’s Personal and Commercial business in the United States will be known as: BMO Harris Bank. The combined bank will be the 15th largest commercial bank by assets in the U.S. And I am confident that, under Mark’s leadership, BMO Harris Bank will set a new standard for excellence.
Let me acknowledge that a name change for both M&I and Harris is an important change — names and logos are representations of brand, and symbolic reminders of the things for which we stand. The M&I and Harris logos have long histories and great value.
How best to present our combined operations in the context of BMO’s longer term goals in the U.S. — and how best to meet customer expectations — are questions that were approached carefully. Name variations were tested with personal, commercial and wealth customers and prospects in a number of markets including Milwaukee and Chicago, in both suburban locations and cities. In all areas and with all groups, BMO Harris Bank tested well. It conveys to our customers that the full resources of BMO Financial Group will be available to them and, at the same time, retains the traditional recognition of Harris Bank as a trusted adviser to both personal and commercial clients.

M&I has represented commitment to customers since 1847. This is a heritage we will honor and preserve going forward.
The following link will take you to the name and logo as it will gradually appear on our retail locations. Over time, it will come to represent us all as an expression of our North American strength and stability, capabilities, and commitment to communities. This marks the start of our collective effort to create the bank that will be synonymous with Making money make sense in the U.S. Midwest.
New Structure for P&C Banking U.S.
Equally important — in this effort to reach our longer term goals in the U.S. and to best meet customer expectations — a new structure in P&C U.S. is being introduced.
The new P&C business model will include:
▪	Two divisions that focus on serving the financial needs of our Personal and Business Banking customers

▪	A third division that focuses on the financial needs of our large Commercial customers.
Strategy, product development, pricing, process design and sales force support across our multiple distribution channels will be centralized in a new U.S. P&C Headquarters Group supporting all of the P&C businesses.
The new structure parallels our P&C business structure in Canada and supports our vision by keeping our business leaders close to the customer — and enabling strong consistency of execution. With stronger North-South connections, we will be able to leverage investments in technology, product and channel development, and offers that deliver customer experiences on both sides of the border that are decidedly BMO. This will be a terrific advantage.
In the early stages of integration we will explore North-South opportunities in the following areas: Mortgage Origination, In-Direct Auto Financing, Customer Contact (Call) Centers, and Cards.
Today, I am pleased to share the leadership plans we expect to implement upon closing. Several goals were kept in mind when assessing candidates for every appointment announced today: ensuring objectivity and openness; getting the best level of experience and most suitable skills for each role; and finally getting the right overall balance of people and skills. Each of the appointees is highly qualified and will bring an intensive customer focus and proven record of success to their roles.
The following leaders will be offered the positions below reporting to Mark Furlong.
Ann M. Benschoter, Executive Vice-President, Head of Corporate Banking and Interim Chief Credit Officer, M&I to Executive Vice-President, P&C U.S. Headquarters.

David (Dave) R. Casper, Executive Vice-President and Head of Commercial Banking, P&C U.S. to Executive Vice-President, Commercial Banking Division, P&C U.S.

Christopher (Chris) J. McComish, Executive Vice-President, Head Retail Banking, P&C U.S. to Executive Vice-President, Personal Banking (Illinois, Indiana, Missouri, Kansas) and Co-Head of North American Specialized Sales. François M.P. Hudon, currently Senior Vice-President, Quebec Division and Specialized Sales, P&C Canada, will take on the additional responsibility partnering with Chris as Senior Vice-President, Quebec Division and Co-Head, North American Specialized Sales.

Brad D. Chapin, Executive Vice-President and Head Consumer Banking U.S., M&I to Executive Vice-President, Personal Banking (Wisconsin, Minnesota, Arizona, Florida).

Peter B. McNitt will continue in the role of Vice-Chair, BMO Harris Bank.

Richard C. Becker, Executive Vice-President and Head of Regional Banking, M&I, has made the decision to retire and will have an advisory role on customer and employee experience until his retirement.

Thomas (Tom) R. Ellis, Executive Vice-President of Marshall & Ilsley Corporation and President of M&I Bank has made the decision to retire upon closing. By every account, Tom has been an outstanding leader, deeply respected by customers and employees alike. His contributions were numerous over 20 years — and his leadership appreciated. Tom has agreed to remain available as an advisor to BMO to assist us through the integration and with customer relationships. We look forward to Tom’s continuing support.
Private Client Group
Gilles G. Ouellette, President and Chief Executive Officer, Private Client Group, who leads all of BMO’s wealth management operations globally, will have ultimate responsibility for PCG’s U.S. operations.
Together, Private Client Group’s U.S. businesses and M&I Wealth Management will create an expanded U.S. private banking presence as part of our newly aligned Global Private Banking business. And with the addition of new and complementary capabilities, BMO’s Asset Management services will be further enhanced.
Global Private Banking will include our private banking business in Canada and in the U.S. This expanded business will continue to focus on providing financial services to high net worth and ultra high net worth clients across North America — and to the mass affluent segment in the U.S. This strong North American foundation will position us well as we consider expansion into new global private banking markets.
BMO Global Asset Management operates in Canada, the U.S., the United Kingdom and the United Arab Emirates, and earlier this year BMO announced it had reached a definitive agreement to acquire Lloyd George Management, based in China (Hong Kong). The addition of M&I’s asset management and institutional trust businesses will increase our U.S. presence, add scale and bolster our global investment capabilities.
I am pleased to announce our intention to offer the following leaders key roles upon closing.
Kenneth (Ken) C. Krei, Chairman, President and CEO, Marshall & Ilsley Trust Company and Chairman and CEO of M&I Investment Management Corp. to Executive Vice-President, Global Private Banking, reporting to Gilles Ouellette. Under Ken’s leadership, M&I Wealth Management realized numerous achievements. The Marshall Funds, M&I’s family of mutual funds, have enjoyed a strong rating from Morningstar and Lipper Leader recognition; and,M&I Institutional Trust has been ranked a #1 Best-in-Class provider for 401Ks. Client satisfaction feedback from private wealth management clients has been outstanding.
Barry S. McInerney will continue in the role of Co-CEO BMO Global Asset Management reporting to Gilles Ouellette. Under Barry’s leadership, BMO Asset Management successfully transformed its U.S. sales model and set a high standard for innovative product development and growth.

The following leaders will be offered the positions below reporting to Ken:
Terry A. Jenkins, President and CEO, Harris Private Bank to Executive Vice-President, Private Banking, U.S.
James (Jim) S. Duca, Senior Vice-President and Managing Director, M&I, Private Wealth Management to Executive Vice-President, Private Banking, U.S.
Andrew B. Auerbach will continue in the role of Senior Vice-President and Head, Private Banking, Canada.
The following leaders will be offered the positions below reporting to Barry:
James (Jamie) D. Cahn, Senior Vice-President and Managing Director, Institutional Trust Services, M&I to President, Institutional Trust Services.
Tommy O. Huie, President and Chief Investment Officer, M&I Investment Management Corp. to President and Chief Investment Officer, BMO Asset Management U.S.
Corporate Areas
Upon closing, major enterprise functions in the U.S. (Enterprise Risk & Portfolio Management, Finance, Legal, Corporate & Compliance, Corporate Audit, Technology & Operations, Marketing & Communications, Human Resources) will sit outside of the bank’s client-facing businesses, resulting in their full separation from the operating groups. Equally important, this structure creates a strong focus on clients — with senior operating business leaders entirely dedicated to the success of our customers.
This updated structure also supports BMO’s vision. Keeping the operating business leaders close to our customers enables strong consistency of execution across the enterprise — and creates clear accountability within the functions themselves.
As previously announced, effective on closing Ellen M. Costello, President and Chief Executive Officer, Personal and Commercial Banking U.S. and Harris Financial Corp. will continue as CEO of our U.S. bank holding company, BMO Financial Corp. (currently known as Harris Financial Corp.). She will also serve as U.S. Country Head providing governance and oversight for all of BMO’s U.S. businesses. The leaders of the principal U.S. Corporate Areas, who will continue to report directly to their respective Group Heads, will also be accountable to Ellen in her critical work with each of BMO’s U.S. regulators and supervisors.
Ellen will also work to ensure all U.S. activities of the bank are consistent with our values, our principles and the strategic initiatives set by BMO and approved by the BMO board. This includes ensuring that we’re aligning every capability of the bank to our customer promise. She will continue to report to me. The importance of this role and Ellen’s ability to fulfill it cannot be overstated.
Ellen’s leadership at Harris has been decisive. Staying focused on customers and strategy has been central to her vision. Under Ellen’s leadership, Harris has successfully acquired four banks, received industry awards and customer recognition for excellence in service, and improved its financial performance. U.S. Banker for the past two years has named Ellen one of the 25 Most Powerful Women in Banking. She is also a leader in the Chicago community and has been recognized numerous times for her civic leadership.
I am pleased to announce our intention to offer the following leaders key roles upon closing.

Enterprise Risk & Portfolio Management
Terrence (Terry) J. Bulger, Executive Vice-President, U.S. Risk Management and Chief Risk Officer, Harris Financial Corp. to Executive Vice-President, Risk Management and Chief Risk Officer, BMO Financial Corp.
Thomas (Tom) J. O’Neill, Executive Vice-President, M&I to Head, Special Assets Portfolio, a role with responsibility for the impaired Corporate Real Estate loan portfolios of M&I and Harris.
Terry and Tom will report to Surjit Rajpal, Executive Vice-President and Chief Risk Officer, BMO Financial Group.
Scott Purdy, Senior Vice-President, BMO Capital Markets, Special Assets Management Unit, in addition to his existing responsibilities for BMO Capital Markets to Senior Vice-President, P&C/PCG Special Assets Management Unit in which capacity he will report to Terry Bulger. Scott will continue to report to Neil MacMillan, Executive Vice-President and Senior Credit Officer, BMO Capital Markets, for Capital Market related activities.
John T. Rudy, Senior Vice-President and Head, P&C/PCG U.S. Special Assets Management Unit to Senior Vice-President, Special Assets Portfolio, U.S.
Ronald (Ron) E. Smith, Executive Vice-President and Commercial Real Estate Leader, M&I will be offered an advisory role in the Special Assets Portfolio Group, U.S.
John and Ron will report to Tom O’Neill.
Finance
Pam C. Piarowski will remain in her current position, Senior Vice-President and Chief Financial Officer, BMO Financial Corp.
Gregory (Greg) A. Smith, Senior Vice-President and Chief Financial Officer, M&I will be offered an advisory role upon closing to assist with integration.
Pam and Greg will report to Tom Flynn, Executive Vice-President and Chief Financial Officer, BMO Financial Group.
Patricia (Pat) R. Justiliano, Senior Vice-President and Corporate Controller, M&I will be asked to lead integration-related activities reporting to Cally Hunt, Senior Vice-President, Finance, BMO Financial Group.
Ryan R. Deneen, Senior Vice-President and Corporate Tax Director, M&I will be asked to lead integration-related activities reporting to Marjorie Tang, Senior Vice-President Taxation, BMO Financial Group.

Legal, Corporate and Compliance Group
Paul V. Noble, Vice-President and Deputy General Counsel, P&C U.S. and Assistant Corporate Secretary,will remain in his current position and lead the combined P&C U.S. Legal team upon closing.
Randall (Randy) J. Erickson, Senior Vice-President, General Counsel and Chief Administrative Officer, M&I will be offered an advisory role upon closing to assist with integration.
Paul and Randy will report to Simon Fish, Executive Vice-President and General Counsel, BMO Financial Group.
Mark A. Kitchin, Senior Litigation Counsel, M&I,will be offered an advisory role upon closing to assist with the integration.
Deana M. Krumhansl, Senior Compliance Counsel, M&I will be offered an advisory role upon closing to assist with the integration.
Mark and Deana will report to Paul Noble.
Gayle Robinson, General Counsel, Wealth Management, M&I to Associate General Counsel, Private Client Group U.S., reporting to Barbara Muir, Vice-President and Deputy General Counsel, Private Client Group.
Julia E. Fredricks, Senior Vice-President and Chief Compliance Officer, U.S. to Senior Vice-President and Chief Compliance Officer, BMO Financial Corp.
Peter R. Janczak, Senior Vice-President and Director of Corporate Compliance, M&I to Vice-President and Chief Compliance Officer, P&C U.S.
Beth D. Knickerbocker, Senior Vice-President and Chief Risk Officer, M&I will be offered an advisory role upon closing to assist with integration-related activities.
Julia, Peter and Beth will report to John Jason, Senior Vice-President, Deputy Counsel and Chief Compliance Officer, BMO Financial Group.
Gina M. McBride, Corporate Secretary, M&I to Assistant Corporate Secretary, U.S. reporting to Colleen Hennessy, Associate General Counsel, Corporate Affairs, U.S.
Mary Biron, Vice-President and Chief Security Officer, U.S. will remain in her current position to lead the combined Harris/M&I corporate security team upon closing. She will continue to report to Paul Hitchcock, Senior Manager, Loss Prevention and Investigation.

Corporate Audit
Gail S. Palac, Senior Vice-President and Chief Auditor, U.S. Operations, Harris Financial Corp. to Senior Vice-President and Chief Auditor U.S.
Thomas (Tom) A. Root, Senior Vice-President and Corporate Audit Director, M&I, will be offered an advisory role upon closing to assist with integration.
Gail and Tom will report to Chris Begy, Senior Vice-President and Chief Auditor, BMO Financial Group.
Technology & Operations
The following T&O executives have U.S. accountabilities and report to Jean-Michel Arès, Group Head of Technology & Operations, BMO Financial Group, unless otherwise mentioned.
Karen L. Metrakos, Executive Vice-President, Technology Development and Enterprise Infrastructure will lead the Technology & Operations integration until her retirement in June.
John L. Roberts, Executive Vice-President, Support Services, M&I will be asked to lead the Technology & Operations integration upon closing.
Ellen Y. Liu, Senior Vice-President, PCG & Chicagoland Development is seconded to work on integration-related activities, reporting to Karen Metrakos.
An external search has been launched to identify a Chief Information Officer, P&C/PCG and Corporate, BMO Financial Group. Reporting to the new CIO, P&C/PCG and Corporate will be Michael Oberholtzer, CIO, P&C U.S. In the interim, Michael will continue reporting to Ellen Liu.
Marketing and Communications
Justine P. Fedak, Senior Vice-President and Head, Marketing and Client Strategies, Harris to Senior Vice-President, Marketing, BMO Harris Bank, reporting to Doug Stotz, Chief Marketing Officer, BMO Financial Group.
Judith (Judy) C. Rice will remain in her current position, Senior Vice-President, Community Affairs and Economic Development, BMO Harris Bank.
James (Jim) Kappel, Vice-President, U.S. Corporate Communications, Harris to Vice-President and Head of Media Relations, U.S.
Patricia (Patty) M. Cadorin, Senior Vice-President and Corporate Communications Director, M&I to Vice-President, Employee Communications, U.S.
Judy, Jim and Patty will report to Andy Plews, Senior Vice-President, Corporate Communications, BMO Financial Group.

Human Resources
Deirdre C. Drake will remain in her current position, Senior Vice-President and Human Resources Business Partner, P&C U.S.
Paul J. Renard, Senior Vice-President and Director of Human Resources, M&I will be asked to lead integration-related activities post-closing.
Deirdre and Paul will report to Richard Rudderham, Executive Vice-President and Head of Human Resources, BMO Financial Group.
As a North American bank with 1,600 branches, we’ll soon be able to leverage our scale to realize economies across all areas of our business.
The size of the opportunity that lies ahead — when we all become part of an organization that will be a compelling force — not in one or two U.S. States — but across the Midwest and with a growing presence in Arizona and Florida, is something that can’t be overlooked. This is the bank we are setting out to create.
Stronger North-South connections and a coordinated North American approach to — product development; the introduction of new services; marketing; on-line access; and risk management — will be redefining.
Moving towards closing, we will continue to plan for integration, assessing needs then determining the next-level management structure that will work best for the new bank. Consistent with our values, a measured approach to all organizational changes related to this transaction is being taken.
***
In my remarks at our annual meeting of shareholders I said that in the medium term, our aspiration is that our U.S. P&C and PCG businesses will generate a billion dollars in earnings annually. As these businesses grow, we expect our Capital Markets businesses will benefit: BMO’s extended customer base and presence on the ground in major U.S. centers will open new doors of opportunity. These appointments will position us well to meet our growth agenda head-on.
And as we do, something important to remember is that, while a name can change, our values don’t. They remain deeply rooted in our commitment to providing the best to customers.
Another thing that does not change and cannot be overemphasized is the importance of staying focused on our customers throughout this process. Customers will be watching closely to see that we’re living up to our past performance and future promise. We will.
***
I understand the uniqueness of this change and want to emphasize that treating all employees with dignity and respect is a part of our values. All future staffing decisions, just like those announced today, will be open, fair and objective.

As a bank, BMO understands it has a deeper responsibility. The trust we’ve earned is woven through every aspect of our commitment to all our stakeholders. This includes our employees present and future.
Bill

* I’d like to point out that it is important to remember that the proposed merger with M&I is contingent on satisfaction of all conditions to closing, including receipt of M&I shareholder approval and various regulatory approvals in Canada and the United States. All of the appointments described above are contingent upon the closing of the merger and will not take effect until it has closed. The appointees named above will, and should, continue to serve in their current capacities in the ordinary course of business prior to the closing of the merger. All employees should continue to interact with the appointees named above in the same fashion as they did prior to this announcement and without regard to the proposed appointments.
Une version française de ce message sera affichée sur Accès BMO Harris demain.
A French language version of this message will be posted on BMO-Harris Central tomorrow.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Message from Gilles Ouellette: PCG’s U.S. Businesses
Following up on Bill Downe’s integration update earlier today, I wanted to take this opportunity to expand on how, by bringing together PCG’s U.S. businesses and M&I Wealth Management, we’ll create an expanded U.S. private banking presence as part of our newly aligned Private Bank as well as further enhance BMO Global Asset Management.
Having M&I Wealth Management join the Private Client Group is an exciting story of growth, opportunity and rejuvenation. The North American wealth management market is highly attractive to BMO and by expanding our U.S. private banking and asset management businesses we can offer our clients the fullest breadth of wealth products and services, diversify our earnings, and maximize future growth.
Global Private Banking
Global Private Banking will include our private banking business in Canada and in the U.S., creating stronger north/south alignment and leveraging cross-border strategy and resources. This business will continue to focus on providing financial services to the high net worth and ultra high net worth segments in North America and to the mass affluent segment in the U.S. This strong North American foundation will position us well as we consider expansion into new global private banking markets.
As set out in Bill’s message, we are pleased to announce our intention to offer the following leaders key roles in Global Private Banking upon closing:
Ken Krei, currently Chairman, President and CEO, Marshall & Ilsley Trust Company and Chairman and CEO of M&I Investment Management Corp will be offered the role of Executive Vice-President, Global Private Banking and lead this newly aligned business. Terry Jenkins will be offered the role of EVP, Private Banking, U.S. Terry will cover Illinois, Washington, Virginia, Arizona and Florida and will be accountable for all U.S. Ultra High Net Worth including Harris myCFO and the M&I Cedar Street group. Jim Duca, currently SVP and Managing Director, M&I Private Wealth Management, will be offered the role of EVP, Private Banking, U.S. Jim will cover Wisconsin, Minnesota, Missouri and Indiana and will be accountable for all U.S. mass affluent including Harris Investor Services and M&I Financial Advisors. After closing, Terry, Jim, and Andrew Auerbach, SVP and Head, Private Banking, Canada, will report to Ken.
Global Asset Management
BMO Global Asset Management operates in Canada, the U.S., the United Kingdom, the United Arab Emirates, and earlier this year announced it had reached a definitive agreement to acquire Lloyd George Management, based in China (Hong Kong). The addition of M&I’s asset management and institutional trust businesses will increase our U.S. presence, add scale and bolster our global investment capabilities.
As set out in Bill’s message, we are pleased to announce our intention to offer the following leaders key roles in Global Asset Management upon closing:
Barry McInerney, Co-CEO Global Asset Management, will continue to report to me and lead our U.S. and International operations. Steve Arquilla will be offered the role of COO, BMO Asset Management U.S. Tommy Huie, currently President & CIO, M&I Investment Management Corp. will be offered the role of President & CIO, BMO Asset Management, U.S. Phil Enochs will be offered the role of Managing Director, Relationship Management, BMO Asset Management U.S. and Jamie Cahn, currently SVP and Managing Director, M&I Institutional Trust Services, will be offered the role of President, Institutional Trust Services. Steve, Tommy, Phil and Jamie will be reporting to Barry. Tony Cousins, Bruce Campbell, Sadhana Valia, and Firas Mallah will also continue to report to Barry.

Staying True to PCG’s Vision
An excellent strategic fit, the addition of M&I Wealth Management will help transform our U.S. businesses by increasing scale, providing an entry point into new and attractive markets and significantly expanding our distribution channels.
PCG’s vision is to be the wealth management services provider that defines great client experience. Having complementary cultures, both PCG and M&I Wealth Management have a strong focus on client experience excellence. Our clients — regardless of bank heritage — will have access to a broader team of top-notch and highly regarded investment professionals and deeper research capabilities; they will benefit from more integrated banking experiences and shared efficiencies and will have a gateway to a “best of the best” product set from across BMO Financial Group. We will have more professionals on the ground in key markets ready to offer a broader suite of services to our existing clients and leverage our now vastly increased referral and cross-sell potential.
I have every confidence we’re building a strong, performance-driven team who will do great things in the U.S. Employees from both M&I and Harris can look forward to continued collaboration and leverage best practices and shared learnings from each organization. I’m looking forward to welcoming our new colleagues to PCG at close. Please join me in wishing the entire Global Private Banking and Global Asset Management teams much continued success.
More details on PCG’s U.S. organization structure will be communicated in the coming weeks. In the meantime, stay connected to the Harris/M&I Transition site for all transition-related updates and information.
Gilles

* I’d like to point out that it is important to remember that the proposed merger with M&I is contingent on satisfaction of all conditions to closing, including receipt of M&I shareholder approval and various regulatory approvals in Canada and the United States. All of the appointments described above are contingent upon the closing of the merger and will not take effect until it has closed. The appointees named above will, and should, continue to serve in their current capacities in the ordinary course of business prior to the closing of the merger. All employees should continue to interact with the appointees named above in the same fashion as they did prior to this announcement and without regard to the proposed appointments.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

U.S. Naming and Leadership Decisions — Q&A
Final — April 5, 2011
The Key Messages and Q&A provided on the April 5, 2011 Naming and Leadership Announcement is intended to answer your questions and help you prepare to respond to questions that our customers may have.
BMO Harris Bank Name Key Messages
•	There is great energy around combining the strengths of Harris and M&I’s banking franchises which have solid reputations in putting customers first. M&I has represented commitment to customers since 1847 and BMO is a company deeply rooted in the success of North America since the 1800s.
•	The BMO Harris Bank name will unify us as one North American organization that will further support its customers and each of its communities.
•	With BMO Harris Bank, our objective is to convey to our customers that the full, integrated resources of the BMO Financial Group will be available to them, and to retain the recognition of Harris Bank as a trusted advisor for personal and commercial clients.
•	BMO is one of the oldest banks in North America. We have been in business 193 years and we do business with customers across North America.
•	We gave this name change careful thought and consideration, and conducted extensive customer testing across the combined Harris and M&I footprint. BMO Harris Bank tested strongly and resonated with customers.
BMO Harris Bank Name Questions
Q1.	Why did you rename Harris and M&I?
•	With BMO Harris Bank, our objective is to convey to our customers that the full, integrated resources of the BMO Financial Group will be available to them, while retaining the recognition of Harris Bank as a trusted advisor for personal and commercial clients and the strong reputation for customer commitment that has long defined both Harris and M&I.

•	Following our announcement to acquire M&I, we’ve been looking carefully at how to best present the combined Harris and M&I operations in the context of BMO Financial Group’s longer term goals in the U.S. At the same time, we have also been working to ensure that we align every capability of the combined bank to our customer promise.

•	BMO Harris Bank tested strongly and resonated with customers.

•	BMO Harris Bank will unify us as one North American team.

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Q2.	What process did you use in selecting the name?
•	Focus groups conducted extensive research across key markets and customer segments of Harris and M&I to develop a name that connects the entire post-closing organization.

•	Our goal was to arrive at a name that:
o	unifies our combined workforce,

o	aligns with our new business model,

o	conveys the integrated support of the BMO Financial Group customers can expect,

o	and builds on the strong BMO brand promise of putting customers’ success at the center of everything we do.
•	That framework guided us through a process that involved one-on-one interviews and focus group testing across the Harris and M&I footprint. We tested options with customers and employees of both Harris and M&I. BMO Harris Bank resonated.
Q3.	Will there be a new logo for BMO Harris Bank?
•	After full systems integration BMO Harris Bank will have one logo — familiar and unifying — representing our brand in the U.S. and linking every employee of BMO Financial Group

•	It will include the BMO Roundel, which has come to symbolize the strength and customer commitment of BMO Financial Group. The red roundel is made up of the letters B — M — O in a red circle design mark.
Q4.	What will be the color scheme for BMO Harris Bank?
•	The principal color for the bank will be blue to align with our BMO Financial Group, and pay tribute to the rich heritage of M&I.
Q5.	When will the signage start to change on our buildings and how long will it take to install all the new signs?
•	As soon as the transaction closes, some new signs will begin to get installed. But for most of our branches, new signage will not be installed until the systems of M&I and Harris have been integrated, which could take 12-18 months after closing to complete.

•	At close, the BMO Harris Bank legal name will appear in documents and on postings in branches.

•	Over the coming months, we will develop a detailed timeline for replacement of signage across our new, expanded branch footprint.

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Q6.	When will the legal name change?
•	Harris’ legal name will change with the close of the M&I acquisition. You will start to see it in some of our documents and on some of our signs on the first day after the transaction closes.
Q7.	When will our printed materials change to reflect the new name?
•	For now, our printed materials will remain the same. At closing, certain customer documents will reflect the new name. Over the coming months, we will share timelines on changes in customer materials and other marketing collateral.
Q8.	On closing, what changes need to be made to business cards, voice mail greetings, stationery and other related materials?
•	Over the coming months, we will have more information on when and how our customer-facing materials will change. In the meantime, you should not change your business cards, voice mail greeting, stationary or other materials.
Q9.	Will your other business units change their name as well (i.e. Harris Private Bank, Harris Investor Services, M&I University, etc.)?
•	At this time, we are reviewing the names of our other business units and will communicate any decisions about those names if and when they have been made. Any decisions will be driven by our principal objective of ensuring clear alignment with the BMO Harris Bank name.
Q10.	How long will it take before the banks’ systems are combined?
•	We are committed to delivering a seamless transition for our customers and employees. We estimate that it will take 12-18 months after closing to complete the conversion and integration of M&I’s systems.
Q11.	Will customers notice any changes immediately following this announcement? How will they find out about our new name?
•	Customers will experience business as usual at their branches as we continue to work towards closing.

•	At close, our legal name will change on some documents and some signs posted at the branches.

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•	We are committed to delivering a seamless transition for our customers, which includes keeping them informed throughout the process. As we move through the integration planning process, our customers will be updated on the progress we are making, which will include announcing our new name.

•	Until conversion, we will continue to operate under the BMO, Harris and M&I brands respectively.
Q12.	Will employees notice any changes immediately?
•	It continues to be business as usual as we continue to work towards close.

•	Our focus throughout the integration planning process has been to ensure a post-closing transition experience for employees that is engaging, respectful and provides seamless service for our customers. And we plan to keep that a top priority as we work through the conversion and integration process after close.

•	After closing, our new name will appear in various materials, including documents and on our facilities. When the conversion and integration of M&I’s banking systems is complete, the new name will be prominently displayed at all of our locations, on our websites, and in our collateral materials.
Q13.	What does the BMO name mean?
•	The name BMO is derived from Bank of Montreal, which is Canada’s first bank; founded in 1817. It is also the company’s stock symbol, which is traded on U.S. and Canadian stock exchanges.

•	Established in 1817, BMO Financial Group serves 11 million personal, commercial, corporate and institutional customers in North America and internationally. Our operating groups — Personal and Commercial Banking, BMO Bank of Montreal in Canada and Harris in the United States; Private Client Group (wealth management); and BMO Capital Markets — share one vision: to be the bank that defines great customer experience.

•	BMO’s acquisition of M&I will expand its footprint systematically in North America, and in doing so, brings the expertise of all of its employees together to serve its customers.
Q14.	Will Hubert continue to be associated with BMO Harris?
•	Yes, Hubert has been an important part of our history and will continue to represent us at numerous civic, community and employee events. Ever since Hubert became a part of the Harris family in 1957, he has been a community symbol and is still loved today.

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Leadership Key Messages
•	The centralization of all U.S. strategy development in the newly created P&C Headquarters group will enable us to more efficiently generate integrated and aligned initiatives that take advantage of the strengths of our combined organization.
•	Creating the right overall balance of people and skills, combining the best of both organizations, and developing a structure that positions leaders close to our customers, will be a significant advantage for us.
•	This new structure parallels our P&C business structure in Canada and supports the bank’s vision by keeping the operating business leaders close to our customers for consistency of execution with clear accountabilities.
•	Each of the announced leaders will bring an intense customer focus and a strong track record of collaboration to achieve results.
•	In the medium term, our aspiration is that our US P&C and PCG businesses will generate $1 billion in earnings annually. With these appointments — and a dedicated team of employees who are informed, connected and committed to the future — we are well positioned to accelerate our ambitious growth agenda after closing.
Leadership Questions
Q15.	Now that you have announced proposed post-closing executive team, when will other staffing decisions be announced?
•	Our objective is to share information about our post close decisions as we make progress, consistent with any applicable legal requirements.
Q16.	Have you made any decisions regarding the elimination of jobs or branch closings?
•	We have been assessing the BMO, Harris and M&I organizations as well as their respective networks of branches. BMO, Harris and M&I operate with little geographical overlap; as a result we anticipate minimal impact on customer-facing roles within the branch system.

•	The combined organization will capitalize on synergy opportunities. As a result, and as with any integration, there will be job reductions. BMO has a commitment to treat all employees fairly and to communicate with them about where they stand. Impacted employees will be supported through job transition policies and through HR and employee relations support. As soon as additional decisions are made following the closing, those decisions will be shared with employees.
Q17.	When will the new leadership structure be implemented?
•	The proposed organizational structure outlined in the announcements from Bill, Ellen and Mark that you received earlier today will be implemented at the time of close.

*	It is important to remember that the proposed merger with M&I is contingent on satisfaction of all conditions to closing, including receipt of M&I shareholder approval and various regulatory approvals in Canada and the United States. All of the appointments described in today’s announcements are contingent upon the closing of the merger and will not take effect until it has closed. The appointees named will, and should, continue to serve in their current capacities in the ordinary course of business prior to the closing of the merger. All employees should continue to interact with the appointees named in the same fashion as they did prior to this announcement and without regard to the proposed appointments.

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Q18.	How did you arrive at your operating structure?
•	Teams from both BMO, Harris and M&I have worked to capture the assessment of our current and future states for the integration of functions and businesses. We are confident the combined organization will bring together the best people and resources to create a strong team to lead the business forward after closing.
Q19.	What happens to the current leaders who were not named in this announcement?
•	Detailed planning of our future state continues and the decision-making process related to post closing positions is still underway. Not all of the leadership roles have been identified at this time. Other leadership announcements, if any, will be communicated in the future.
Q20.	Now that I have a better idea of the model, what if I have a specific interest in working with one of the new teams?
•	Until the closing of the transaction, the two companies remain separate companies. Information for M&I employees on applying for BMO Financial Group positions will be available after the transaction closes.
Q21.	If my position is eliminated, will I be able to apply for other opportunities at the company?
•	Yes, employees whose positions are eliminated are encouraged to apply for other opportunities in the BMO Financial Group after the transaction closes.
Q22.	When will I know more about HR policies, benefits, payroll, etc?
•	The M&I and BMO/Harris HR teams are working collaboratively to plan to transition M&I employees to BMO/Harris HR programs, policies, benefits and payroll, after the closing of the transaction. Additional information on key activities and timeframes will be communicated in the weeks prior to the close.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.

6

By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
     BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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Additional Leadership Appointments
As you saw earlier today in Bill Downe’s message, a number of key decisions have been made regarding the proposed structure, leadership, and legal name of our post-closing combined U.S. organization, which will be called BMO Harris Bank.
When BMO announced its agreement to purchase M&I in December, we saw a great opportunity to combine two strong leadership teams from Harris and M&I to form a single team who would drive our vision forward. A tremendous amount of work went into determining the best model for us moving forward and the announcement today reflects those efforts. Throughout the integration planning activities, we are committed to keep you informed of our key decisions. In that spirit, I am pleased to provide more information on our newly named leaders’ proposed direct reports, subject to completion of the M&I transaction.*
Personal and Business Banking
In Personal Banking and Business Banking, the responsibilities are expected to be shared by Chris McComish and Brad Chapin. Chris will be responsible for our activities in Illinois, Indiana, Kansas and Missouri, while we expect Brad to be responsible for Wisconsin, Minnesota, Arizona and Florida.
Because of the importance and complexity of the Consumer Lending business, we recognize that the transition to the new model will need to be carefully managed. To that end, Chris McComish will also retain the accountability for all aspects of the consumer lending and indirect auto businesses. Subject to closing of the transaction, the Harris and M&I leaders responsible for those lines of business will report to Chris. They are expected to be:
Consumer Lending Business Leaders
•	Randy Raup (Harris)

•	Julie Joseforsky (M&I)

•	Lee Griffin (M&I)
Indirect Auto Leaders
•	Greg Wilson (Harris)

•	Doug Hempel (M&I)
Additionally, Chris will be partnering with François Hudon, Senior Vice-President, Quebec Division and Specialized Sales, P & C Canada, to establish key strategic opportunities and maximize cross border opportunities.
The following leaders will be offered the positions below reporting to Chris:
•	Darrel Hackett, Senior Vice-President, Business Banking, Harris, to Senior Vice-President, Business Banking, Illinois

•	Julie Curran, District Executive, West, Harris, to Regional President, Chicago West

•	Wallace Harris, District Executive, South, Harris, to Regional President, Chicago South

•	Mike Lewis, District Executive, Central, Harris, to Regional President, Chicago Central

•	Open, Regional President, Chicago North

•	Julie Hughes, Regional President, St. Louis

•	Dave Janus, Regional President, Kansas City

•	Tim Massey, Regional President, Indiana
The following leaders will be offered the positions below reporting to Brad:

•	J. Nathan (Nate) Cunniff, Senior Vice-President, Business Banking Segment Leader, M&I, to Senior Vice-President, Business Banking, Southeast Wisconsin

•	Kara Kaiser, Senior Vice-President, Regional Retail Banking Manager, M&I, to Regional President, Southeast Wisconsin

•	Dave Maraman, Regional President, Florida

•	Stephen Johnson, Regional President, Arizona

•	Doug Nelson, Regional President, Southwest Wisconsin

•	John Tubbs, Regional President, North Wisconsin

•	Jeanne Crain, Regional President, Minnesota
For Harris, this structure will create some titling and organizational differences that we want to cover in more detail. The Harris ‘District Executive’ title will be replaced with the ‘Regional President’ title; a title that is currently used at Harris at a retail market level. We are currently reviewing this and other market leader titles and will share more of the detailed proposed structure in the coming weeks.
The alignment of the Business Banking segment into the Personal Banking Group will be a shift from the current organizational structure but will be aligned to be consistent with other banks. The Business Banking segment will support business customers. This important segment will continue to provide targeted focus on growing profitable business banking relationships.
In the Personal and Business Banking segments, the local team leaders will report to Regional Presidents, except in Illinois and southeast Wisconsin, where we will have Regional Presidents responsible for the retail network in their region and leaders of business banking (Darrel Hackett, Nate Cunniff) responsible for the business segment.
This structure and the addition of an Indiana Region creates an opportunity to align the Harris geographies accordingly. In the coming weeks, we will continue to plan to align the model and reporting relationships as appropriate.
Commercial Banking
The Commercial Banking Division serves the needs of our larger Commercial and Corporate banking clients. The following leaders will be offered the positions below reporting directly to Dave Casper, Executive Vice President, Commercial Banking Division:
•	Ray Whitacre, Senior Vice-President, Diversified Industries, Harris, to Managing Director, Head of Diversified Industries, Illinois

•	Jeff Ticknor, Senior Vice-President, Commercial Banking Leader, M&I, to Managing Director, Head of Diversified Industries, Wisconsin

•	Katie Kelley, Senior Vice-President, Commercial Banking Leader, New Markets, M&I, to Managing Director, Head of Diversified Industries in Arizona, Florida, Indiana, Missouri, Kansas and Minnesota

•	Judson (Jud) Snyder, Senior Vice-President, Specialized Industries Leader, M&I, to Managing Director, Head of Equipment Finance

•	Sam Miller, Senior Vice-President, Agricultural Banking Group Leader, M&I, to Managing Director, Head of Agriculture Lending

•	Dan Marszalek, Managing Director, Head of Corporate Finance

•	Steve Rogers, Managing Director, Global Treasury Management, Harris, to Managing Director, Treasury Management Sales, Harris

•	Kevin Kane, Senior Vice-President, to Managing Director, Treasury Management Sales, M&I

•	Ghram Debes, Business Market Manager, Harris, to Managing Director, Head of Dealership Finance

•	Mark Slesar, Senior Vice-President — CRE Relationship Management Segment Leader, M&I, to Managing Director, Head of Healthcare

•	Scott Ferris, Managing Director, Financial Institutions, Harris to Managing Director, Head of Financial Institutions

•	Erica Kuhlmann, Managing Director, Head of Food and Consumer

•	Dan Hampton, Managing Director, Head, Commercial Real Estate, Harris, to Managing Director, Head of Commercial Real Estate
The way we approach industry specialization differs between Harris and M&I. We are now working to ensure a common approach upon the close of the transaction. When this work is complete, we will share the results of our efforts.
P&C Headquarters
As Bill mentioned, the centralization of strategy, product development, pricing, process design and sales force support will enable us to more efficiently generate integrated and aligned initiatives that take advantage of the strengths of our post-closing combined organization. The following leaders will be offered the positions below reporting directly to Ann Benschoter, Executive Vice President of P&C Headquarters:
•	Daniela O’Leary-Gill, District Executive North, Harris, to Senior Vice-President, Personal and Small Business Banking

•	Robert (Bob) Buerger, Senior Vice-President & Interim Head of Corporate Banking, M&I, to Senior Vice-President, Business and Commercial Banking

•	Christy Horn, Senior Vice-President & Head, Retail Deposit Products, Strategy & Operations, Harris, to SVP, Strategic Initiatives and Integration, Personal and Small Business Banking

•	Cindy Ullrich, Senior Vice-President, Commercial Credit Risk, Strategy & Analytics, Harris, to Senior Vice-President, Strategic Initiatives and Integration, Business and Commercial Banking

•	The leader for the position of Treasury Management Strategy and Products has yet to be determined.
As we adjust our operating model following the closing, the one thing that will not change is the focus we have on our communities. Both Harris and M&I have built strong reputations as great community partners and our combined operations will create more opportunities to help. BMO Financial Group is a civic leader in each of its markets and through this acquisition we have the ability to further enhance our organizational model to better take advantage of all of our resources.
Upon close, Judy Rice, Senior Vice President of Community Affairs & Economic Development, Harris, will report to Andy Plews, Senior Vice President, Corporate Communications, BMO, which will create greater North American alignment. She will be responsible for all community affairs and economic development initiatives across BMO Harris Bank.
As the close of the deal approaches, we will continue to update you in regard to key business decisions.
This is an exciting time to be part of BMO. The combined M&I/Harris organization will further drive our vision to be the bank that defines great customer experience. Bringing companies together successfully requires strong leadership, detailed planning, balanced decision making, and flawless execution. Most importantly, it means that everyone must remain focused on our number one goal — growing our business through customer acquisition and retention through deepening our relationships as we progress through our integration.

Throughout the process, you have demonstrated flexibility, adaptability and openness to embracing change. We will continue to be successful by working together collaboratively, relying on each other’s strengths, expertise and supporting each other as we move forward. I am confident we have all the ingredients with this team to successfully complete our integration and deliver on our vision.
Ellen
* I’d like to point out that it is important to remember that the proposed merger with M&I is contingent on satisfaction of all conditions to closing, including receipt of M&I shareholder approval and various regulatory approvals in Canada and the United States. All of the appointments described above are contingent upon the closing of the merger and will not take effect until it has closed. The appointees named above will, and should, continue to serve in their current capacities in the ordinary course of business prior to the closing of the merger. All employees should continue to interact with the appointees named above in the same fashion as they did prior to this announcement and without regard to the proposed appointments.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.

Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.